                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                              (Amendment No. ____)

                               booktech.com, inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                  Common Stock, Par Value $.00042 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   098583 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)


 Ted Bernhardt, 42 Cummings Park, Woburn, Massachusetts 01801 (781) 933-5400
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 March 31, 2000
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      [Continued on the following pages]

                                     SCHEDULE 13D

CUSIP NO. 098583 10 7                                                PAGE 2 OF 8

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS - Morris A. Shepard
    1
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OR ORGANIZATION

            United States
--------------------------------------------------------------------------------
                               SOLE VOTING POWER
                        7
     NUMBER OF                 0                 (See Item 5)
      SHARES         -----------------------------------------------------------
   BENEFICIALLY                SHARED VOTING POWER
     OWNED BY           8
       EACH                    2,639,762         (See Item 5)
     REPORTING       -----------------------------------------------------------
    PERSON WITH                SHARED DISPOSITIVE POWER
                        9
                               0                 (See Item 5)
                     -----------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                       10
                               2,639,762                (See Item 5)
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              2,639,762                                 (See Item 5)
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         / /

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            14.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 098583 10 7                                                PAGE 3 OF 8

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS - Ruth Anne Shepard
    1
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OR ORGANIZATION

            United States
--------------------------------------------------------------------------------
                               SOLE VOTING POWER
                        7
     NUMBER OF                 0                 (See Item 5)
      SHARES         -----------------------------------------------------------
   BENEFICIALLY                SHARED VOTING POWER
     OWNED BY           8
       EACH                    1,899,425         (See Item 5)
     REPORTING       -----------------------------------------------------------
    PERSON WITH                SHARED DISPOSITIVE POWER
                        9
                               0                 (See Item 5)
                     -----------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                       10
                               1,899,425                (See Item 5)
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              1,899,425                                 (See Item 5)
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         / /

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 098583 10 7                                                PAGE 4 OF 8

Item 1. Security and Issuer.

             The title of the class of equity securities to which this Statement relates is common stock, par value $.00042 per share (the "Company Common Stock") of booktech.com, inc., a Nevada corporation (the "Company"), which has its principal executive offices at 42 Cummings Park, Woburn, Massachusetts 01801.

Item 2. Identity and Background.

             This statement is a joint filing on behalf of Morris A. Shepard and Ruth Anne Shepard (the "Reporting Persons"). The Reporting Persons are making this filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended and, as such, each of the Reporting Persons may be deemed to have beneficial ownership of the Company Common Stock owned by each of the other Reporting Persons.

             Information with respect to each of the Reporting Persons is set forth below. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person and no Reporting Person is responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons.

             Mr. Shepard is principally employed as the President and Chief Executive Officer of the Company. Ms. Shepard is principally employed as the Chief Product Development Officer of the Operating Company (as defined in Item
4). The business address for both individuals is 42 Cummings Park, Woburn, Massachusetts 01801.

             During the last five years, neither Mr. Shepard nor Ms. Shepard have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Mr. and Ms. Shepard are each citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

             See Item 4 below.

Item 4. Purpose of Transaction.

             On March 31, 2000, EG Acquisitions Corporation, a Nevada corporation and wholly-owned subsidiary of the Company, merged (the "Merger") with and into booktech.com, inc., a Massachusetts corporation (the "Operating Company"), pursuant to an Agreement and Plan of Merger dated as of March 31, 2000 (the "Merger Agreement"). Following the Merger, the business of the Company is the business conducted by the Operating Company prior to the Merger. The Operating Company is a company principally engaged in the business of producing digital on demand educational content. The Operating Company provides services which allow educators to create and facilitate delivery of superior hard text and digitally customized text books called `coursepacks' totally online.

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CUSIP NO. 098583 10 7                                                PAGE 5 OF 8

             Pursuant to the terms of the Merger Agreement, the Company issued 7,520,690 shares of authorized but unissued Company Common Stock and 1,100,000 shares of its Series B Preferred Stock to the former holders of common stock of the Operating Company. The shares issued to the former stockholders of the Operating Company carry approximately 57.1% of the voting rights in the Company following the Merger. In connection with the Merger, the Company also acquired all the assets of Virtuosity Press LLC, a Delaware limited liability company ("Virtuosity"). The members of Virtuosity were issued 1,379,310 shares of Company Common Stock.

             In addition, all outstanding options and warrants to purchase common stock of the Operating Company were converted into options and warrants to purchase Company Common Stock. The sole outstanding option to purchase an aggregate of 1,000 shares of common stock of the Operating Company was converted into a option to purchase an aggregate of 344,828 shares of the Company Common Stock at an exercise price of $0.29 per share.

             Debt totaling $3,216,171 owed by the Operating Company to certain debtholders was converted into 2,135,301 shares of Series A Preferred Stock of the Company.

             Also in connection with the Merger, Morris A. Shepard, Sherry Turkle and Barry Romeril, designees of the former stockholders of the Operating Company, were elected to the Board of Directors of the Company.

             Mr. and Ms. Shepard received Company Common Stock as a result of the conversion of the shares of common stock that they held in the Operating Company (pursuant to the Merger).

Item 5. Interest in Securities of the Issuer.

             (a) and (b) Mr. Shepard is the record owner jointly with Ms. Shepard of 1,899,425 shares of Company Common Stock and Mr. Shepard is a beneficial owner of an additional 740,337 shares of Company Common Stock representing an aggregate of approximately 14.2% of the outstanding Company Common Stock. Those shares of Common Stock are held by his two children Heather Shepard and Aaron Shepard. Mr. Shepard has power to vote and to direct the disposition of these additional shares.

             (c) No transactions in the issued and outstanding shares of the Company by any of the Reporting Persons have been effected during the past 60 days.

             (d) None of the Reporting Persons are aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock set forth above.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Except as otherwise noted in Item 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's

CUSIP NO. 098583 10 7                                                PAGE 6 OF 8

fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

            Exhibit A. Merger Agreement, dated as of March 31, 2000.

            Exhibit B.  Joint Filing Agreement between the Reporting Persons.

                                  SCHEDULE 13D

CUSIP NO. 098583 10 7                                                PAGE 7 OF 8


                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



May 8, 2000                               /s/ Morris A. Shepard
                                        -----------------------------
                                        MORRIS A. SHEPARD


May 8, 2000                               /s/ Ruth Anne Shepard
                                        -----------------------------
                                        RUTH ANNE SHEPARD

                                  SCHEDULE 13D

CUSIP NO. 098583 10 7                                                PAGE 8 OF 8


                                    Exhibit B

                             Rule 13d-1(f) AGREEMENT


      The undersigned (together, the "Reporting Persons"), on this 8th day of May, 2000, do hereby agree and consent to the joint filing of this Schedule 13D on behalf of each of the Reporting Persons, in connection with their beneficial ownership of the common stock, par value $.00042 per share, of booktech.com, inc. This Agreement may be executed in one or more counterparts, all of which, when taken together, will be deemed to constitute one and the same Agreement.

May 8, 2000                               /s/ Morris A. Shepard
                                        -----------------------------
                                        MORRIS A. SHEPARD


May 8, 2000                               /s/ Ruth Anne Shepard
                                        -----------------------------
                                        RUTH ANNE SHEPARD